CONTACTS:


Edwin R. Maus                                               Barbara J. Mallen
President and Chief Executive Officer                       President
Laurel Capital Group, Inc.                                  SFSB Holding Company
TEL: (412) 487-7400                                         TEL: (412) 487-4200


LAUREL CAPITAL GROUP, INC. TO ACQUIRE SFSB HOLDING COMPANY IN A
CASH TRANSACTION VALUED AT APPROXIMATELY $9.7 MILLION


         Pittsburgh, Pennsylvania - September 12, 2002. Laurel Capital Group, Inc. (Nasdaq Small Cap: "LARL"), the holding company for Laurel Savings Bank, and SFSB Holding Company (OTC BB: "SFSH"), the holding company for Stanton Federal Savings Bank, announced jointly today that they have entered into a definitive agreement (the "Agreement") under which Laurel Capital Group, Inc. and SFSB Holding Company would merge in an all-cash transaction valued at $19.05 per share, or approximately $9.7 million in total. The Agreement was unanimously approved by the Board of Directors of Laurel Capital Group, Inc. and SFSB Holding Company. Under the terms of the Agreement, SFSB Holding Company will merge with SFSB Acquisition Corp., a wholly-owned subsidiary of Laurel Capital Group, Inc. and Stanton Federal Savings Bank will merge with Laurel Savings Bank. The transaction is subject to approval by SFSB Holding Company's shareholders and applicable regulatory authorities. The parties currently expect the transactions to be consummated in the first quarter of 2003.

         Edwin R. Maus, President of Laurel Capital Group, Inc. and Laurel Savings Bank stated, "We are very pleased to announce our merger with SFSB Holding Company and Stanton Federal Savings Bank. Stanton Federal Savings Bank is an excellent banking franchise that will provide a very attractive means for Laurel Savings to expand its operations. This merger is a natural fit for our company."

         Barbara J. Mallen, President of SFSB Holding Company and Stanton Federal Savings Bank stated, "We are delighted to become part of Laurel Savings Bank, a local community oriented savings bank. We believe this transaction is in the best interest of our stockholders, customers and employees."

         The transaction will be accounted for as a purchase and will not affect Laurel Capital Group, Inc.'s ability to repurchase shares of stock. For the year ended June 30, 2004, Laurel Capital Group, Inc. expects the transaction to be accretive to GAAP earnings and to cash earnings.

         Laurel Capital Group, Inc. is the publicly traded holding company for Laurel Savings Bank, a Pennsylvania chartered savings bank founded in 1887. Laurel Savings Bank conducts its operations through its corporate headquarters located in Allison Park, Pennsylvania, and its five full-service branch offices in Allegheny and Butler Counties. At June 30, 2002, Laurel Capital Group, Inc. had total assets of $278.1 million, total deposits of $225.4 million, and stockholders' equity of $26.6 million. As a result of the transaction, Laurel Capital Group, Inc., will operate eight banking offices and will have assets of approximately $324.9 million and deposits of approximately $271.4 million based on financial information at June 30, 2002.

         SFSB Holding Company is the holding company for Stanton Federal Savings Bank, a federal savings bank founded in 1890. Stanton Federal Savings Bank is headquartered in Pittsburgh, Pennsylvania and operates two full-service banking offices in Allegheny County, Pennsylvania. At June 30, 2002, SFSB Holding Company had total assets of $53.5 million, total deposits of $42.7 million, and stockholders' equity of $7.1 million.

         SFSB Holding Company will be filing a proxy statement and other relevant documents concerning the merger with the Securities and Exchange Commission ("SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement when it becomes available, and other documents filed by SFSB Holding Company with the SEC in connection with the merger at the SEC's web site at www.sec.gov. Documents that SFSB Holding Company files with the SEC will also be available free of charge upon written request directed to the Corporate
Secretary of SFSB Holding Company at 900 Saxonburg Boulevard, Pittsburgh, Pennsylvania 15223. READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         SFSB Holding Company and its directors and executive officers may be deemed to be "participants" in SFSB's solicitation of proxies in connection with the proposed merger. Information regarding the participants, including their holdings of SFSB Holding Company stock, is contained in SFSB Holding Company's annual meeting proxy materials filed with the SEC on April 1, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the transaction when it becomes available.

         This news release contains certain forward-looking statements about the proposed merger of Laurel Capital Group, Inc. and SFSB Holding Company. Forward-looking statements can be identified by the fact that they include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are based upon the current beliefs and expectations of Laurel Capital Group, Inc.'s and SFSB Holding Company's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the companies' control. Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Laurel Capital Group, Inc. and SFSB Holding Company, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Laurel Capital Group, Inc. and SFSB Holding Company are engaged, changes in the securities markets, and other factors disclosed by Laurel Capital Group, Inc. and SFSB Holding Company in their periodic filings with the SEC. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Laurel Capital Group, Inc. and SFSB Holding Company do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions that may be made to any forward looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.